CUSA TEA AND COFFEE

2022 Report

Dear investors,

Thank you all so much for your support in 2022. With your help, we doubled our direct to consumer business, launched new and exciting products, and managed to stay alive during a very difficult economic environment. Our goal for 2023 is to reduce operating losses, raise enough money to stay in business, and grow topline revenue by 50%.

We need your help!

Please continue to order and use our amazing products! Also, when you see social media comments or ads for our brand, please comment/like/share them. Lastly, please consider sharing our products with other friends and family. That is the best way to continue to help us grow the brand. This is a very difficult time for start-ups, so we appreciate any support you can give!

Sincerely,

Jay Hirsh
Partner

James Cali
Cusa Board Member

Matthew Fargo
MANAGING PARTNER

Jim Lamancusa
Founder and CEO

Our Mission

We are growing really quickly – we've achieved 576%+ DTC growth in the last two years, and our growth is accelerating. Our June direct to consumer sales were up over 200% over last year and July is at 290%! While other brands are seeing customer acquisition costs go up, we've actually seen it go down since the beginning of the year, which allows us to grow our loyal fan base faster. At this incredible pace, we are on track to more than 10X the business in 5 years.

See our full profile



How did we do this year?

Report Card

C+

The Good

- Doubled DTC revenue
- Had our most successful new product launches in history
- Got commitments from several retailers to launch Cusa Coffee

The Bad

- Fundraising has been tremendously difficult due to the broader economic climate
- Expenses were greater than profits
- Supply chain challenges

2022 At a Glance

January 1 to December 31



$$$$

$1,845,240 +29%
Revenue

-$1,713,077
Net Loss

IOU

$757,789 +585%
Short Term Debt

$1,175,830
Raised in 2022

$84,235
Cash on Hand
As of 03/14/23

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We invented a radically new way to make delicious and pure tea and coffee using a patented botanical extraction process that happens to be instant. Our technology allows our products to retain all of the flavor, aroma, and beneficial properties of a fresh brew - without any added sugar, artificial flavors or impurities. We sell our products directly to customers, through wholesale, as well as private label. We have really healthy margins and over 80,000 customers. More every day!

We are growing really quickly – we've achieved 576%+ DTC growth in the last two years, and our growth is accelerating. Our June direct to consumer sales were up over 200% over last year and July is at 290%! While other brands are seeing customer acquisition costs go up, we've actually seen it go down since the beginning of the year, which allows us to grow our loyal fan base faster. At this incredible pace, we are on track to more than 10X the business in 5 years.

Forward-looking projections cannot be guaranteed.

Milestones

Cusa Tea Inc. was originally organized as an LLC in December 2016. In April 2019, the Company converted to a Delaware C-Corporation.

Since then, we have:

- 📈 $2.2M revenue run-rate with 567% DTC growth
- ☕ Over 10M cups sold to 80k customers and counting
- 💵 Superb CPG metrics: $55 average order value & $290 annual lifetime value
- 💥 Industry-leading retention rate of 40% annually
- 🚀 251% annual subscription growth; 1,200+ monthly subscriptions with 55% retention after 6 months
- ⭐ 4.7 out of 5 stars average from 5,000+ legitimate reviewers
- 🌎 Zero waste warehouse, 100% solar powered manufacturing, 100% sustainable supply chain

Historical Results of Operations

Our company was organized in December 2016 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2021, the Company had revenues of $845,415 compared to the year ended December 31, 2020, when the Company had revenues of $637,002. Our gross margin was 33.22% in fiscal year 2021, compared to 32.7% in 2020.

- *Assets*. As of December 31, 2021, the Company had total assets of $954,991, including $271,432 in cash. As of December 31, 2020, the Company had $1,235,965 in total assets, including $578,258 in cash.

- *Net Loss*. The Company has had net losses of $872,603 and net losses of $777,159 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities*. The Company's liabilities totaled $1,091,044 for the fiscal year ended December 31, 2021 and $732,506 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $101,559 in debt, $2,000,000 in equity, and $541,610 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 60 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 60 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Cusa Tea Inc. cash in hand is $115,683, as of August 2022. Over the last three months, revenues have averaged $125,415/month, cost of goods sold has averaged $44,202/month, and operational expenses have averaged $175,357/month, for an average burn rate of $94,144 per month. Our intent is to be profitable in 6 months.

Since the date of our financials, our growth rate for the DTC channel has substantially. We were averaging 30-60% growth in 2021, but have grown to 166% on average for 2022.

We expect to do $504,000 in revenue and $423,000 in expenses the next 3 months and $931,000 in revenue and $846,000 in expenses in the next 6 months.

We are not profitable, but are close. Once the large expenses of fundraising are over and our current growth percentage continues, we are on track to attain profitability in Q4 of 2022 or Q1 of 2023. We need $750k to become profitable.

We have already raised $1.2 million as of Aug 25th, 2022 outside of Wefunder. This is from two venture capital partners as well as other private investors. This money will carry us through any monthly burn and the close of the Wefunder campaign.

Any projections above are forward-looking and cannot be guaranteed.

Net Margin: -93% | Gross Margin: 42% | Return on Assets: -234% | Earnings per Share: -$1.03 | Revenue per Employee: $461,310 | Cash to Assets: 15% | Revenue to Receivables: 3,181% | Debt Ratio: 386%

Cusa_Tea_and_Coffee_2022_Financial_statements.pdf

Cusa_Tea__Inc._12-31-2021_FS.pdf

We ❤ Our

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Thank You For Believing In Us

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Susie Lo
Andrew Diano
Amy Grandell
Jean Cooksey
Janet Stodgel
Faye Thompson
L Myers
Brad Wiesley
Joseph Fernando
Janet Stodgel
Carolyn Vaclavik
Jane M McKinley
Grace Wu
Debora Patton
Jeff Franko
Susie Lo
Deborah Fjeld
Diane Munson
Ajay Babel
Kathleen Lamancusa
Josephine Luna
Susan L. Atkinson
Michael Warren
Abigail Palmer
Tammy Jones
Leanne Sanders
Jane Webb
Deborah Graham
Shane West
Deborah Fjeld
Susie Lo
Karen Dominey
Stephen Rezendes
Michele Knoshaug
Sarah Abramovitz
Paul Randall
Christina Heckmann
Josh Jaffe
Troy Losee
Norma Laino
Gabriele Nebace
Jesse Spears
Cheryl Ford
Fitz Henry
Minh Le
Rebecca Kapsos

Thank You!

From the Cusa Tea and Coffee Team

Jim Lamancusa
Founder and CEO

Robin Shelley
Vice President of Marketing

Digital marketing and e-commerce genius with 15+ years of content management experience. Achieved 4-digit growth in Cusa's online sales. Former Head of Content Quality at Global Sources.

Alan Murray
Chairman of the Board, Advisor

35+ years experience running businesses from small to large including GoodBelly, Unilever and Tetrapak. Experienced M&A advisor. Board Member of 10 CPG companies.

James Cali
Board Member, Advisor

General Partner of Next Generation Nutritional Investments, focusing on branded food & beverage, novel ingredients and food tech. Former SVP of Kellogg's and Mondelez accountable for growth of $6B in sales.



Jay Hirsh

Board Member, Advisor

Managing Partner of Breaktrail Ventures focusing on innovative CPG and Tech companies. An investor in Cusa Tea and Coffee. Advisor to dozens of emerging brands, heavily skilled in operations planning and inventory management.



Matt Fargo

Board Member, Advisor

Managing Partner at KurtzFargo boutique accounting firm. Formerly at PWC and started KurtzFargo from the ground up, becoming Boulder's leading accounting firm. Incredible finance/accounting expertise and cash flow management support.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
James Lamancusa	CEO @ Cusa	2016
Jay Hirsh	Venture Capitalist @ Breaktrail Ventures	2019
Matthew Fargo	CPA @ Kurtz Fargo	2019
James Cali	Venture Capitalist @ NGN	2019
Alan Murray	Board Member @ Self-Employed	2019

Officers

OFFICER	TITLE	JOINED
James Lamancusa	CEO	2016
Robin Shelley	Vice President	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
James Lamancusa	1,000,000 common stock	60.1%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
05/2019	$2,000,000	Preferred Stock	Other
05/2019	$44,077		Other
09/2019	$57,482		Other
07/2022	$936,754		Other
12/2022	$239,076		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
07/28/2022	$936,754	8.0%	20.0%	$7,000,000	12/06/2024

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUTSTANDING	INTEREST	MATURITY	CURRENT?
	05/15/2019	$44,077	$0	%		
	09/13/2019	$57,482	$0	%		

Related Party Transactions

$25,000 of the $541,610 convertible note raise mentioned in Item 25 was from Joseph Lamancusa, the father of James Lamancusa.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred	792,635	662,050	Yes
Common Stock	2,035,000	1,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	152,250

Risks

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Company's business plans, the pro forma financial projections, and any related materials provided to potential investors contain, or incorporate by reference, statements that may be deemed to be "forward-looking" within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic conditions, and other conditions that might affect operating expenses. The Company's actual results could differ materially from those set forth in the forward-looking statements. Other risk factors that might cause such a difference are discussed above.

There is no public market for the Shares (also referred to as the "Securities") and no such market is expected to develop in the foreseeable future. Additionally, because the Securities have not been registered under federal or state securities laws, the Securities may not be sold or otherwise transferred unless an exemption from the applicable registration requirements is available. There can be no assurance that any exemption under any applicable securities laws will be available for sales of the Securities or that investors will be able to liquidate such Securities. Therefore, investors should be prepared to hold the Securities of the Company for an indefinite period of time.

The Company intends to use the estimated net proceeds to be received in this Offering to execute on the business plans. However, the Company may allocate and use such proceeds differently and for other purposes not currently anticipated. As a result, the Company's success will substantially depend on the discretion and judgment of the Company's management with respect to the application and allocation of a substantial portion of the net proceeds of this Offering.

This Offering will provide temporary growth and working capital for the Company. In addition, the Company's actual financing requirements could vary significantly from the Company's projections. The Company might have to raise more funds than it expects, or raise them sooner than it expects, to remain in business and to continue to expand, develop, market and provide its services. If the Company is not able to obtain required funds when needed and on commercially reasonable terms, the Company might not be able to continue its operations.

Much of our growth is based on effectively advertising to new customers. The current strategy has been to use Facebook, Instagram, Google, and YouTube to attract customers. If these advertising channels lose too many users, we could find it difficult to grow. In which case, we would need to pivot quickly to new advertising channels.

Cusa is a food/beverage product and there are strict requirements on food safety. We test every batch for microbial growth, but there is a risk that microbials could grow after testing and a batch of tea/coffee could be contaminated. In that situation, we would have to issue recalls, which would affect customer loyalty and revenue.

Our current growth strategy relies on keeping 20-30% of our customers year over year as well as acquiring new customers below $15 marketing spend. If we fail to retain customers and/or our customer acquisition costs increase too much, it will be difficult to be profitable.

Our main raw materials are tea and coffee, which do not grow natively in America. If global supply chains encounter massive disruptions in the future, we could run out of our key ingredients.

Cusa Tea and Coffee is not profitable yet. With this investment, we will work quickly towards profitability and plan to hit it in 2023, but if our sales decline, or market conditions fundamentally changed, we could need additional investment or risk going out of business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $8,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
- market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Cusa Tea Inc.

- Delaware Corporation
- Organized December 2016
- 4 employees

3275 Prairie Ave, Suite B
Boulder CO 80301

http://www.DrinkCusa.com

Business Description

Refer to the Cusa Tea and Coffee profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Cusa Tea and Coffee is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.